EXHIBIT 23.1



                       CONSENT OF INDEPENDENT ACCOUNTANTS


         We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Ikon Ventures, Inc. (the "Company") of our report dated 6 March 2001 on the Company's consolidated financial statements for the year ended December 31, 2000, appearing in the Company's Annual Report on Form 10-KSB. We attach a copy of our report dated 6 March 2001.

         In giving this consent we have assumed the genuineness of all signatures on all documents examined by us, authenticity of all documents submitted to us as originals and the conformity to authentic originals of all documents submitted to us as certified or photostatic copies.

Yours faithfully,

/s/ HLB Kidsons
London, England
March 13, 2001